                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                        Intensiva HealthCare Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    45815Y105
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.  45815Y105                  13G
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     1      NAMES OF REPORTING PERSONS/                   SCHRODERS INCORPORATED
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            13-2621402
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) /X/
                                                                (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------

     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                                5      SOLE VOTING POWER

                                       312,400
         NUMBER OF            --------------------------------------------------
          SHARES                6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY             --------------------------------------------------
           EACH                 7      SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                       312,400
           WITH               --------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            312,400
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    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           / /
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            3.2%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            Corporation
--------------------------------------------------------------------------------


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
 CUSIP No.  45815Y105                  13G
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     1      NAMES OF REPORTING PERSONS/             SCHRODER VENTURES U.S. TRUST
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            13-6913552
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) /X/
                                                                (b) / /
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     3      SEC USE ONLY

--------------------------------------------------------------------------------

     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
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                                5      SOLE VOTING POWER

         NUMBER OF                     93,720
          SHARES              --------------------------------------------------
       BENEFICIALLY             6      SHARED VOTING POWER
         OWNED BY
           EACH               --------------------------------------------------
         REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                        93,720
                              --------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            93,720
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           / /
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            .94%
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    12      TYPE OF REPORTING PERSON

            OO
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 CUSIP No.  45815Y105                  13G
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     1      NAMES OF REPORTING PERSONS/    SCHRODER VENTURES LIMITED PARTNERSHIP
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            13-3484238
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) /X/
                                                                (b) / /
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     3      SEC USE ONLY

--------------------------------------------------------------------------------

     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                                5      SOLE VOTING POWER

         NUMBER OF                     374,874
          SHARES              --------------------------------------------------
       BENEFICIALLY             6      SHARED VOTING POWER
         OWNED BY
           EACH               --------------------------------------------------
         REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                        374,874
                              --------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            374,874
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           / /
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            3.8%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            Partnership
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
Item 1(a)   Name of Issuer:           Intensiva HealthCare Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

                     7733 Forsyth Boulevard
                     Suite 1100
                     St. Louis, MO 63105

Item 2(a)   Name of Person Filing:

                     Schroders Incorporated, Schroder Ventures Limited Partnership, Schroder Ventures U.S. Trust

Item 2(b)   Address of Principal Business Offices or, if none, Residence:

                     787 Seventh Avenue      address for Schroder Ventures
                     New York, NY 10019      Limited Partnership and Schroders
                                             Incorporated

                     22 Church Street        address for Schroder Ventures
                     Hamilton HM 11 Bermuda  U.S. Trust


Item 2(c)   Citizenship

                     Schroders Incorporated and Schroder Ventures Limited Partnership are Delaware corporations. Schroder Ventures U.S. Trust is a Bermuda trust.

Item 2(d)   Title of Class of Securities:

                     Common Stock

Item 2(e)   CUSIP Number:   45815Y105

Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            (a) [ ] Broker or Dealer registered under Section 15 of the Act
            (b) [ ] Bank as defined in Section 3(a)(6) of the Act
            (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
            (d) [ ] Investment Company registered under Section 8 of
                    the Investment Company Act
            (e) [ ] Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940
            (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
            (g) [ ] Parent Holding Company, in accordance with
                    Section 240.13d-1(b)(ii)(G)
            (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)
                Not Applicable.

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Item 4.      Ownership.

             (a)  Amount Beneficially Owned:

                  Schroder Ventures Limited Partnership holds of record 374,874 shares. Jeffrey J. Collinson and Timothy F. Howe are limited partners of this partnership and act as investors advisers for its sole general partner, Schroder Ventures Management, L.P. Because Mr. Collinson and Mr. Howe share the power to direct control of the voting and disposition of the Common Stock they may be deemed to beneficially own these shares. Schroders Incorporated is a corporation holding of record 312,400 shares of Common Stock. Mr. Collinson and Mr. Howe act as attorneys-in-fact for this corporation and share the power to direct the voting and disposition of the Common Stock they may be deemed to beneficially own such shares. Schroder Ventures
                  U. S. Trust is a trust holding of record 93,720. Mr. Collinson and Mr. Howe act as investment adviser to the trustee, Schroder International Trust Company Limited, of this trust. Mr. Collinson and Mr. Howe may be deemed to beneficially own the Common Stock held by Schroder Ventures U.S. Trust.

                  Mr. Collinson and Mr. Howe disclaim beneficial ownership of the Common Stock held by Schroder Ventures Partnership, Schroder Ventures U. S. Trust and Schroders Incorporated, except to the extent of their proportionate interests therein.

             (b)  Percent of Class:

                  Schroder Ventures Limited Partnership - 3.8%, Schroder Ventures U.S. Trust - .94%, Schroders Incorporated - 3.2%

             (c)  Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote

                        Schroder Ventures Limited Partnership - 374,874 Schroder Ventures U.S. Trust - 93,720
                        Schroders Incorporated - 312,400

                 (ii)   Shared power to vote or to direct the vote

                        Not Applicable.

                (iii)   Sole power to dispose or to direct the disposition of

                        Schroder Ventures Limited Partnership - 374,874 Schroder Ventures U.S. Trust - 93,720
                        Schroders Incorporated - 312,400

                 (iv)   Shared power to dispose or to direct the disposition of

                        Not Applicable.


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Item 5.           Ownership of Five Percent or Less of a Class.
                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Schroder Ventures Limited Partnership is a limited partnership which invests in equity of young companies and allocates a percentage of its profits to its limited partners and general partners. However, no person's interest in such partnership exceeds five percent of the Common Stock. Schroder Ventures U.S. Trust is a trust whose unitholders are entitled to receive proceeds from the sale of the Common Stock, but no such unitholder's interest exceeds five percent of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Date: February 9, 1997

SCHRODER VENTURES LIMITED PARTNERSHIP

By: /s/ Jeffrey J. Collinson
    ----------------------------------
       Jeffrey J. Collinson

SCHRODER VENTURES  U.S. TRUST

By: /s/ Jeffrey J. Collinson
    ----------------------------------
       Jeffrey J. Collinson

SCHRODERS INCORPORATED

By: /s/ Jeffrey J. Collinson
    ----------------------------------
       Jeffrey J. Collinson, Attorney-in-Fact

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